UPDATE ON DRILLING AT BISHA PROJECT, ERITREA

            June 9, 2003

Nevsun Resources Ltd. (NSU-TSX) reports that management of the Company is very encouraged with the progress of the diamond drill program currently underway at its 90% owned Bisha Project in Eritrea. Since the last reported assays (April 30, 2003) an additional 30 diamond drill holes (B-46) totalling 4,000 metres have been drilled and drilling continues.

Drilling to date to the north and south of the initial high-grade gold and copper discovery has tested a  projected  strike length of 550 metres of the known mineralization .. Drilling is also testing a large gravity anomaly located 300 metres to the south of the main Bisha Zone. This is interpreted to be a strike extension of the main Bisha Zone and extends the known   strike length  to 850 metres.

Assay results will be released as available with some results expected within the next week.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in  late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

 Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com